FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2011.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Regarding the Status of Own Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 1, 2011, in Kyoto, Japan

Notice Regarding the Status of Own Share Repurchase

(Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Companies Act)

Nidec Corporation (NYSE: NJ) (the “Company”) today announced the status of the Company’s own share repurchase under its ongoing repurchase plan resolved at a meeting of the Board of Directors held on October 7, 2011, pursuant to Article 459, Paragraph 1, Item 1 of the Companies Act of Japan.

Details are as follows:

Details of Share Repurchase

1. Period of own share repurchase: From October 1, 2011 through October 31, 2011

2. Class of shares: Common stock

3. Number of own shares repurchased: 215,800 shares

4. Total repurchase amount: 1,270,982,000 yen

5. Method of repurchase: Repurchased on the Osaka Securities Exchange through a trust established for this purpose.

Note: The above repurchase information has been prepared on the basis of execution date.

Reference

A) The following details were resolved at the Board of Directors meetings held on February 5, 2011 and October 7, 2011:

1. Class of shares: Common stock

2. Total number of repurchasable shares: Up to 6,000,000 shares

(4.14% of total number of shares issued)

3. Total repurchase amount: Up to 47 billion yen

4. Period of repurchase: From February 7, 2011 through February 6, 2012

B) The accumulative number of own shares repurchased up to October 31, 2011, pursuant to the Board of Directors resolution above:

1. Accumulative number of own shares repurchased: 2,316,700 shares

2. Total accumulative repurchase amount: 14,982,398,000 yen

-###-

4